ITEM 77Q(a) - COPIES OF ALL MATERIAL AMENDMENTS TO THE
REGISTRANT'S CHARTER OR BY-LAWS






AMENDMENT #10
TO THE BY-LAWS OF
FEDERATED FIXED INCOME SECURITIES, INC.

Effective June 1, 2013

      Insert the following into ARTICLE VI, AGREEMENTS,
CHECKS, DRAFTS, ENDORSEMENTS, ETC. and renumber the remaining sections accordingly:

   Section 2.  DELEGATION OF AUTHORITY RELATING TO
DIVIDENDS. The Directors may delegate to any Officer or Agent of the Corporation the ability to authorize the payment of non-stock dividends and may delegate to an Officer or Agent in accordance with that general authorization the power to fix the amount and other terms of the dividend provided that the Directors established a method or procedure for determining the maximum amount of the distribution.

   The title of ARTICLE VI is deleted and replaced as follows: "AGREEMENTS, CERTAIN DELEGATION, CHECKS,
DRAFTS, ENDORSEMENTS, ETC."